UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ceragon Networks Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01

(Title of Class of Securities)

M22013 10 2

(CUSIP Number)

Aryeh Davis

General Counsel

Hawkes Financial LLC

77 Bedford Road

Katonah, NY 10536

(914) 401-7060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M22013 10 2

1.	Names of Reporting Persons. Joseph D. Samberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,280,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,280,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,280,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M22013 10 2

1.	Names of Reporting Persons. The Joseph D. Samberg Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,700,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,700,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Ceragon Networks Ltd., an Israeli company (the “Issuer”), which has its principal executive offices at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Joseph D. Samberg (“Mr. Samberg”) and The Joseph D. Samberg Revocable Trust (the “Revocable Trust”), each of the foregoing, a (“Reporting Person,”) and collectively, the (“Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 1091 Boston Post Road, Rye, NY 10580.

(c)	The principal business of Mr. Samberg is to invest in securities. The principal business of the Revocable Trust is to invest in securities.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Samberg is a United States Citizen. The Revocable Trust is a New York trust.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Ordinary Shares for an aggregate purchase price of $21,867,702.

The source of funds was the working capital of the Revocable Trust and the Trusts (as defined below) and the personal funds of Mr. Samberg.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares set forth on this Schedule 13D for investment purposes.

On July 18, 2022, Mr. Samberg delivered a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”). In the Letter, which is attached to this Schedule 13D as Exhibit 2, Mr. Samberg expressed his support for the Issuer’s response to a current acquisition offer and his view that the proposed terms are inadequate, and that the acquisition price offered by Aviat Networks, Inc. in its recent acquisition proposal is well below what he believes to be a fair price for the Issuer’s shareholders. In addition, Mr. Samberg conveyed his current intention to vote in favor of the Issuer’s board nominees in the next general shareholders’ meeting, extraordinary or otherwise.

The foregoing summary of the Letter is qualified in its entirety by the text of the Letter, which is incorporated by reference into this Item 4.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Ordinary Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Ordinary Shares, preferred stock or other securities convertible into or exercisable or exchangeable for Ordinary Shares from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Ordinary Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Ordinary Shares or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in rows 13 are based on 84,001,666 outstanding Ordinary Shares as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022. Mr. Samberg does not directly hold any Ordinary Shares. The Revocable Trust, of which Mr. Samberg serves as trustee, directly holds 4,700,000 Ordinary Shares, and entities controlled by Mr. Samberg (the “Trusts”) directly hold 3,580,000 Ordinary Shares. Mr. Samberg may be deemed to beneficially own the securities directly held by the Revocable Trust and the Trusts.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The Reporting Persons have not effected any transactions with respect to the Ordinary Shares during the past sixty (60) days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 above is incorporated by reference into this Item 6.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1            Joint Filing Agreement

Exhibit 2            Letter to the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2022

/s/ Joseph D. Samberg
JOSEPH D. SAMBERG

THE JOSEPH D. SAMBERG REVOCABLE TRUST

By:	/s/ Joseph D. Samberg
Name: Joseph D. Samberg
Title: Trustee